EX-99.B-77D(a)

                    WADDELL & REED ADVISORS VALUE FUND, INC.

SUB-ITEM 77D(a):    Policies with respect to security investments:

The following information replaces paragraph (5) of the non-fundamental restrictions section of "Investment Restrictions and Limitations."

(5) The Fund may purchase shares of another investment company subject to the restrictions and limitations of the 1940 Act;